Exhibit 99.5

SRK Consulting (Canada) Inc. 1300 — 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1 416.601.1445 F: +1 416.601.9046 toronto@srk.com www.srk.com

Project number: 5CR008.001

Sudbury, February 28, 2014

To:

Securities Regulatory Authorities

B. C. Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

L’Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island Securities Office

Office of the Superintendent of Securities,

Government of Newfoundland and Labrador

Toronto Stock Exchange

CONSENT of AUTHOR

I, Stephen Taylor, do hereby consent to the public filing of the amended and restated technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” and dated February 28, 2014 (the “Technical Report”), and to the filing of the Technical Report with any securities regulatory authorities, by Rubicon Minerals Corporation (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated June 25, 2013 (the “Disclosure”).

I certify that I have read the Disclosure filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 28th day of February, 2014.

Stephen Taylor “signed and sealed”
Stephen Taylor, PEng
Principal Consultant (Mining Engineering)

Local Offices:	Group Offices:
Saskatoon	Africa
Sudbury	Asia
Toronto	Australia
Vancouver	Europe
Yellowknife	North America
South America